December 23, 2024

Leland F. Bunch, III
Chief Executive Officer, President and Director
Banc of America Merrill Lynch Commercial Mortgage Inc.
One Bryant Park
NewYork, NewYork 10036

       Re: Banc of America Merrill Lynch Commercial Mortgage Inc.
           Registration Statement on Form SF-3
           Filed November 27, 2024
           File No. 333-283510
Dear Leland F. Bunch III:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Form of Prospectus
Risk Factors
Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect..., page 53

2.     We note your disclosure sets forth an example that,    hackers recently
engaged in
       attacks against organizations that are designed to disrupt key business services. There can be no assurances that the sponsors, the master servicer, the special servicer, the
 December 23, 2024
Page 2

       borrowers, or the other transaction parties will not suffer any such losses in the
       future.    Please revise to explain the relevancy of these attacks or provide further
       detail.
Limitation on Rights of Certificateholders to Institute a Proceeding, page 371

3. We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Pending Legal Proceedings Involving Transaction Parties, page 392

4.     We note that you have disclosed that    sponsors have been involved in,
and are
       currently involved in, certain litigation or potential litigation, including actions related
       to repurchase claims.    Please revise to provide further detail and
confirm that the
       disclosure will be updated to reflect current status at the time of an offering.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

5.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance